EXHIBIT 7.1
AMG Investments, LLC
8500 Station Street
Suite 113
Mentor, Ohio 44060
October 19, 2007
Via Facsimile and Certified Mail
        Return Receipt Requested
LNB Bancorp, Inc.
457 Broadway
Lorain, Ohio 44052-1769
Attn: Terry M. White
          Corporate Secretary

Re:	Demand to Examine List of Shareholders of LNB Bancorp, Inc. Pursuant to Section 1701.37(C) of the Ohio Revised Code
Dear Mr. White:
AMG Investments, LLC filed today with the Securities and Exchange Commission a preliminary Solicitation Statement to Call a Special Meeting of Shareholders of LNB Bancorp, Inc. A copy of the solicitation statement is attached.
On July 18, 2007 we requested a list of shareholders of LNB pursuant to Ohio Revised Code Section 1701.37(C). On July 27, your attorney, John J. Jenkins, provided our attorney, Christopher J. Hubbert, with a list of the shareholders of record of LNB. On August 2, Mr. Jenkins confirmed to Mr. Hubbert via email that you did not have a list of non-objecting beneficial owners, or NOBO list.
In connection with the proposed special meeting of shareholders, I hereby demand pursuant to ORC Section 1701.37(C) an updated shareholder list for the purpose of obtaining the names, addresses and holdings of other shareholders to whom I may wish to mail AMG’s final solicitation statement and related materials.
Accordingly, please deliver the following information to Kohrman Jackson & Krantz PLL, 1375 East Ninth Street, One Cleveland Center, 20th Floor, Cleveland, Ohio 44114, Attn: Christopher J. Hubbert, Esq.:
•	A list of the record holders of all shares of LNB’s stock as of the most recent practicable date, certified by LNB’s transfer agent, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder;

•	A computer disk containing the record holders of all shares of LNB’s stock as of the most recent practicable date, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder, including any computer processing data that is necessary to access and use the information; and
•	All information in LNB’s possession or control or which can reasonably be obtained from nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of LNB’s shares, including a breakdown of any holdings in the name of CEDE & Co., Kray & Co., Pacific & Co., NCC & Co., Philadep, DLH, NEST and other similar nominees, and any list of non-objecting beneficial owners (NOBO) in LNB’s possession.
AMG will bear the reasonable costs incurred by LNB in connection with the copying of the above information.
I hereby designate and authorize Kohrman Jackson & Krantz PLL, its employees and any other representative or agent designated by them or me, acting alone or in any combination, to conduct an inspection of the requested list of shareholders.
Please immediately advise Christopher J. Hubbert, Kohrman Jackson & Krantz PLL, phone 216-696-8700, fax 216-621-6536, as to when the shareholder list will be provided.
Sincerely,
AMG Investments, LLC
/s/ Richard M. Osborne
By Richard M. Osborne, Managing Member

cc:	Steven A. Calabrese Christopher J. Hubbert, Esq. John J. Jenkins, Esq.

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